19 Engineers Lane, Farmingdale, NY 11735

Tel: 631-756-9166	www.cemtrex.com	Fax: 631-420-4985

May 28, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention:  Mr. Brian Cascio

RE:  SEC letter dated April 29, 2014 to Cemtrex, Inc.

Dear Sir:

This letter is in response to the SEC comment letter referenced above and we respond as follows.

Item 9A. Controls and Procedures, Page 18

1.	We note your response to our prior comment 2. Please tell us whether you have re-evaluated the fact that your disclosure controls and procedures and internal control over financial reporting remains effective considering your omission of Management’s Report of Internal Control over Financial Reporting. In this regard, please file the requested amendment.

Response:

The company has re-evaluated its disclosure controls and procedures and internal control over financial reporting. The company has added a staff member with disclosure control and procedure experience and finds the company's internal control over financial reporting is effective. The amendment will be prepared and filed by June 13, 2014.

Financial Statements

Note 2. Revenue Recognition, page F-12

2.	We note your response to our prior comment 3 and see that you indicate you will eliminate this disclosure in your amendment. Please file the requested amendment.

Response:

The amendment will be prepared and filed by June 13, 2014.

Form 10-Q for the quarterly period ended December 31, 2013

Financial Statements

3.	We note your response to our prior comment 5. Please revise future filings, including any amendments, to provide information similar to your response.

Response:

The company will provide the information required.

19 Engineers Lane, Farmingdale, NY 11735

Tel: 631-756-9166	www.cemtrex.com	Fax: 631-420-4985

4.	We note your response to our prior comment 6. Please tell us when you will file the amended Form 8-K to provide the financial statements and pro forma information required by Rule 8-04 and 8-05 of Regulation S-X related to the acquisition of the ROB Group.

Response:

The company is currently working to obtain a waiver for the use of audited financial statements as there are not any available for the following reasons:

•	The acquired company is a foreign private entity and did not require audited financial statements
•	The company was acquired through a bankruptcy trustee and performing an audit during the acquisition process was not possible.

Once the waiver is obtained, the company can amend and file the financial statements and pro forma information required by Rule 8-04 and 8-05 of Regulation S-X related to the acquisition of the ROB Group.

5.	We note your response to our prior comment 7. Please clarify for us if you made an investment in Pluto or merely provided loans to the company. If you made an investment, please also tell us what percentage of the stock you acquired and your accounting treatment for the investment.

Response:

The Company merely provided loans to Pluto.

Further, please note the Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Sincerely,

/s/Renato Dela Rama

Renato Dela Rama

Chief Financial Officer

Cemtrex, Inc.